UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)OF

THE SECURITIES EXCHANGE ACT OF 1934

BURGER KING HOLDINGS, INC.

(Name of Subject Company (Issuer))

BLUE ACQUISITION HOLDING CORPORATION

BLUE ACQUISITION SUB, INC.

(Name of Filing Persons (Offeror))

3G SPECIAL SITUATIONS FUND II, L.P.

(Name of Filing Persons—(Other Person(s))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

121208201

(CUSIP Number of Class of Securities)

Eric Hirschhorn, Esq.
Blue Acquisition Holding Corporation
c/o 3G Capital, Inc.
600 Third Avenue 37th Floor
New York, New York 10016
(212) 893-6727

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Stephen Fraidin, Esq.
William B. Sorabella, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable

☐                  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A

Form or Registration No.:	N/A	Date Filed:	N/A

☒                Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒               third-party tender offer subject to Rule 14d-1.

☐                 issuer tender offer subject to Rule 13e-4.

☐                 going-private transaction subject to Rule 13e-3.

☐                 amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                 Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐                 Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by Blue Acquisition Sub, Inc. (“Purchaser”), a wholly-owned subsidiary of Blue Acquisition Holding Corporation (“Parent”), for all of the outstanding common stock of Burger King Holdings, Inc. (the “Company”), to be commenced pursuant to the Agreement and Plan of Merger, dated September 2, 2010, by and among Parent, Purchaser and the Company. Parent is an affiliate of 3G Special Situations Fund II, L.P.

The exhibit is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock described in this filing has not commenced. At the time the offer is commenced, Purchaser will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and the Company will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to the Company’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated September 9, 2010